Issuer Free Writing Prospectus dated June 17, 2013

Pursuant to Rule 433 under the Securities Act of 1933

Filed by Gogo Inc.

Registration Statement No. 333-178727

Gogo Inc.

Free Writing Prospectus

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated June 17, 2013 (the “Updated Preliminary Prospectus”), and to provide you with a hyperlink to the current version of the Registration Statement on Form S-1 (File No. 333-178727), which includes the Updated Preliminary Prospectus. This Free Writing Prospectus presents the information specified below as updated in the Updated Preliminary Prospectus. References to “we,” “us,” “our,” our “company,” “ATG” and certain other defined terms have the meaning given to them in the Updated Preliminary Prospectus. The Updated Preliminary Prospectus forms a part of our Registration Statement on Form S-1 (File No. 333-178727) to which this Free Writing Prospectus relates. You should carefully read the Updated Preliminary Prospectus before deciding to invest in our common stock.

To review a filed copy of our current Registration Statement and the Updated Preliminary Prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

http://www.sec.gov/Archives/edgar/data/1537054/000119312513261433/d551124ds1a.htm

The discussion in the seventh sentence in the first full paragraph on page 35 of the preliminary prospectus under the caption “Risk Factors—Risks Related to Our Technology and Intellectual Property and Regulation—Regulation by United States and foreign government agencies, including the FCC, which issued our exclusive ATG spectrum license, and the FAA, which regulates the civil aviation manufacturing and repair industries in the United States, may increase our costs of providing service or require us to change our services” has been revised to read as follows:

Under a contract with Delta Air Lines to provide Ku-band satellite connectivity service on its international fleet, if the delay in obtaining approvals for our Ku-band satellite service extends beyond July 15, 2013, we may be in material breach of the contract, which would permit Delta to terminate the contract.

The discussion on pages 76 and 78 of the preliminary prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Common Stock Valuations” has been updated to reflect the grant of options to purchase shares of common stock on June 16, 2013 and June 17, 2013 as follows:

Option Grant	Number of Options Granted	Exercise Price	Estimated Fair Value of Common Stock	Gross Fair Value of Options
June 2013*	844,600	$18.72	$18.72	$7,014,936

*	Does not reflect options to purchase 344,535 shares of common stock granted on June 16, 2013 and options to purchase 30,900 shares of common stock granted on June 17, 2013.

Options Granted in May 2013 and June 2013

The estimated fair value of our common stock increased to $18.72 per share from December 2012 to March 2013. The increase in fair value was primarily driven by a reduction in the discount for lack of marketability due to closer proximity to a potential liquidity event. The three valuation scenarios and the underlying projections were consistent with those in December 2012. We granted options to purchase 43,672 shares of common stock in May 2013 and 844,600 shares of common stock on June 5, 2013, all at an exercise price of $18.72 per share. On June 16, 2013, options to purchase 344,535 shares of common stock were granted, and on June 17, 2013, options to purchase 30,900 shares of common stock were granted, all at an exercise price of $18.72 per share.

The discussion in the third full paragraph on page 104 of the preliminary prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures” has been updated as follows:

We anticipate an increase in capital spending in 2013 and estimate capital expenditures for the year ended December 31, 2013 to fall within the range of $140 million to $170 million as we further expand and improve our network, construct new cell sites, increase the number of airborne equipment installations, continue software development initiatives, execute our international expansion strategy and upgrade certain aircraft operated by our airline partners to ATG-4. We expect our capital expenditures, net of deferred airborne lease incentives as noted above, for the year ended December 31, 2013 to fall within the range of $115 million to $135 million.

The discussion in the first paragraph on page 131 of the preliminary prospectus under the caption “Business—Technology Infrastructure—Our ATG Network” has been updated as follows:

As of May 31, 2013, our ATG network consisted of 176 cell sites (1,026 sectors) located throughout the U.S. We expect to build additional cell sites in each of the next several years to maintain efficient delivery of our growing mobile broadband services. Our plan calls for the construction of approximately 125 new cell sites by the end of 2015, which we have estimated to cost in the range of $50 million to $60 million between April 1, 2013 and December 31, 2015. In addition, we received our subordinate license to operate in Canadian airspace in August 2012, and we expect construction of cell sites in Canada for our ATG network to begin in the second-half of 2013. The Canadian ATG network will operate on the same frequency as the U.S. ATG network, allowing us to offer seamless service on flights between the U.S. and Canada. We expect to begin providing service in Canada in the first quarter of 2014.

The discussion on pages 144 and 147-149 of the preliminary prospectus under the captions “Management—Directors” and “Management—Composition of our Board of Directors” has been updated to reflect the ascension of Lord Clive R. Hollick to our board of directors as a Class III director effective upon the consummation of the offering to which the Updated Preliminary Prospectus relates as follows:

Clive R. Hollick is a partner of GP Bullhound LLP. Lord Hollick has also served as Chief Executive Officer of United Business Media and its predecessor companies from 1974 to 2005 and as a Partner, Managing Director and Adviser to Kohlberg Kravis Roberts & Co. from 2005 to 2010. Lord Hollick has served as a director of Honeywell International Inc. since 2003 and ProSiebenSat.1 Media AG since 2007 and as a member of the Advisory Board of Jefferies Inc. since 2011. Lord Hollick previously served as a director of The Nielsen Company B.V., from 2006 to 2009, Diageo plc, from 2001 to 2011, and BMG Music Rights Management, from 2009 to 2013.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the media industry.

The discussion on page 171 of the preliminary prospectus under the caption “Executive Compensation—Incentive Plans—Omnibus Equity Incentive Plan—Shares Subject to the Plan” has been updated as follows:

At such time as Section 162(m) of the Code is applicable to our Company and the plan, (i) a participant may receive a maximum of 1,075,173 share-denominated performance awards under the Omnibus Equity Incentive Plan in any one year, (ii) a participant may receive performance units or other cash based performance awards during any calendar year with a value not to exceed $5,000,000, and (iii) the maximum number of stock options, SARs or other awards based solely on the increase in the value of common stock that a participant may receive in one year is 2,150,346.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. LLC TOLL-FREE AT 866-718-1649, J.P. MORGAN SECURITIES LLC TOLL-FREE AT 866-803-9204 OR UBS INVESTMENT BANK TOLL-FREE AT 866-827-7275.

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